UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 20, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 20, 2020, regarding lifecell LLC - 900 MHz frequency license.

Istanbul, March 20, 2020

Announcement Regarding lifecell LLC - 900 MHz Frequency License

The frequency band of our Company’s fully owned subsidiary based in Ukraine, lifecell LLC  (“lifecell”), in 900 MHz has been increased from 3.8 MHz to 5.6 MHz. These frequencies, which are currently being used for 2G services, will also be utilized for 4G services. Ukraine’s National Telecommunications Authority (“NKRZI”) opted not to hold a tender process and the license fee for lifecell was determined as UAH 121,176,000*. The license fee has been fully paid. The respective license will be effective as from July 1, 2020 for five years.

(*) The license payment is denominated in UAH and is equivalent to US$ 4.6 million based on National Bank of Ukraine’s US$ / UAH rate of 26.27 as of March 19, 2020.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 20, 2020	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 20, 2020	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer